CIRUS TELECOM, INC.
                              333 EAST 56TH STREET
                            NEW YORK, NEW YORK 10022

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about February 13, 2001, by Cirus Telecom, Inc. (formerly Capital One Ventures Corp.), a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.0001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of two new members to act as the Company's Board of Directors.

         On February 6, 2001, the Company entered into an Agreement and Plan of Merger with Capital One Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), DMS Acquisitions Corp., a Delaware corporation ("DMS"), Universal Network Solutions, Inc., a Delaware corporation ("Universal"), 9278 Communications, Inc., a Delaware corporation ("9278"), Hansa Capital Corp., a corporation formed under the laws of the Province of British Columbia ("Hansa"), and Amar Bahadoorsingh (Universal, 9278, Hansa and Mr. Bahadoorsingh are collectively referred to as the "DMS Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on February 8, 2001, Subsidiary acquired all of the issued and outstanding shares of capital stock of DMS from the DMS Stockholders in exchange for an aggregate of 10,000,000 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, DMS was merged with and into Subsidiary, which then changed its name to DMS Acquisitions Corp. As a condition to the Acquisition, the Company's sole director prior to the transaction is required to appoint Mr. Bahadoorsingh and Kashif Syed as members of the Company's Board of Directors. The Company's current member of the Board of Directors will resign immediately after the appointment of Messrs. Bahadoorsingh and Syed.

         As a condition to the closing of the Acquisition, the Company completed a private sale of 850 shares of its preferred stock (the "Preferred Stock") at $1,000 per share, for gross proceeds of $850,000. Each share of Preferred Stock has a liquidation preference of $1,000. The Preferred Stock is convertible into shares of the Company's common stock (the "Common Stock"), at the option of the holder, at any time after March 10, 2001. The conversion rate is equal to $1,000 per share of Preferred Stock, divided by 75% of the average market price of the Common Stock for ten days prior to the date of conversion. The conversion rate is subject to adjustment under certain circumstances. Commencing on February 8, 2002, the Company may redeem the Preferred Stock at a price of $1,250 per share.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of Messrs. Bahadoorsingh and Syed.

         The information contained in this Information Statement concerning DMS and Messrs. Bahadoorsingh and Syed has been furnished to the Company by DMS. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

         The Common Stock is the only class of voting securities of the Company outstanding. As of February 9, 2001, there were 15,175,456 shares outstanding and entitled to one vote per share. Holders of the Preferred Stock are not entitled to vote except on matters which directly affect their rights or preferences.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

         o each person known to beneficially own more than five percent of the Common Stock
         o each director of the Company (including proposed directors)
         o all directors and executive officers as a group

NAME AND ADDRESS                                          SHARES OF             PERCENT
OF BENEFICIAL OWNER                                     COMMON STOCK           OF CLASS
-------------------                                     ------------           --------

Andrew Hromyk                                             1,005,000               6.6%
200 Burrard Street, Suite 1650
Vancouver, B.C. V6C 3L6
Canada

Amar Bahadoorsingh                                        2,500,000              16.5%
333 E. 56th Street
New York, New York 10022

Universal Network
  Solutions, Inc.                                         2,300,000              15.2%

Kashif Syed                                               2,300,000 (1)          15.2%
7652 263rd St.
Glen Oaks, New York 11004

9278 Communications, Inc.                                 2,700,000              17.8%
1942 Williamsbridge Road
Bronx, New York 10461

Hansa Capital Corp.                                       2,500,000              16.5%
Suite 1107
11871 Horseshoe Way
Richmond, British Columbia,
Canada V7A 5H5

All officers and directors, after
  Completion of the Acquisition (2 persons)               4,800,000              31.6%

-----------------------

1. Represents shares beneficially owned by Mr. Syed as the owner of all of the issued and outstanding capital stock of Universal Network Solutions, Inc..

DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the name, age and positions, of the Company's sole officer and director prior to the Acquisition. Also set forth below is information as to the principal occupation and background for such person.

         Andrew Hromyk, 34 years of age, is the Company's only director. Mr. Hromyk has served in this capacity with the Company during the period August 26, 1997 through September 30, 1997 and since October 7, 1999. Mr. Hromyk is also the Company's sole officer, holding the positions of President, Secretary and Treasurer since October 7,1999. Mr. Hromyk will resign as director and officer of the Company upon the appointment of new directors.

         Since November 1993, Mr. Hromyk has been the President of Century Capital Management Ltd., a financial and business consulting firm located in Vancouver, British Columbia. From 1984 through 1989, Mr. Hromyk studied Economics at the University of Hawaii and the University of British Columbia.

         During the past five years, Mr. Hromyk has held positions from time to time in various other public and private companies. These companies have been engaged in a variety of industries including, telecommunications, software development, environmental remediation, natural resource exploration, cleaning supplies distribution and entertainment. Some of Mr. Hromyk's positions were also in holding companies. In each of these companies, Mr. Hromyk has served as director and provided financial direction and strategic guidance.

APPOINTMENT OF NEW DIRECTORS

         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the current director of the Company will resign after appointing Messrs. Bahadoorsingh and Syed as members of the Board of Directors. The Company will take all action necessary to cause Messrs. Bahadoorsingh and Syed to be appointed to the Board of Directors, including, without limitation, seeking and accepting resignations of the incumbent director. Set forth below is certain information with respect to Messrs. Bahadoorsingh and Syed:

         Amar Bahadoorsingh, 30 years of age, will become a member of the Board of Directors and President of the Company. Mr. Bahadoorsingh was president and director of 9278 Communications, Inc., a telecommunications company, from December 1999 to October 2000. He was president and chief executive officer of iLink Telecom Inc., an internet based telecommunication solution provider, from December 1998 to December 1999. Prior to that, Mr. Bahadoorsingh was a founder and director of corporate finance of Insync Securities Limited, a boutique brokerage firm, from August 1997 to November 1998. From September 1994 to July 1997, Mr. Bahadoorsingh was co-founder and marketing director of Brave New World Travel Management Ltd., a travel management company. Mr. Bahadoorsingh received a Bachelor of Arts degree from the University of Western Ontario and received a Masters of Business Administration degree from Queen's University.

         Kashif Syed, 27 years of age, will become a member of the Board of Directors, chief technical officer and secretary of the Company. Mr. Syed was chief executive officer of TCI Telecom, Inc., a telecommunications company, from June 1996 to January 2001. Mr. Syed has been chief operating officer of Universal Network Solution, Inc. from June 2000 through the present. Mr. Syed was a technical sales and support representative for Computer Care Center from October 1994 to May 1996. Mr. Syed received a Bachelor of Business Administration degree from Century University.

CERTAIN TRANSACTIONS

         A company controlled by Mr. Hromyk has provided administrative services and facilities to the Company for nil consideration and has paid expenses on behalf of the Company. The amount due to this company ($55,066 at September 30, 2000) is without interest or stated terms of repayment.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2000, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by our Chief Executive Officer for the last three completed fiscal years.

Name and                       Fiscal                           Other Annual        Stock        L/TIP     All
Principal Position             Year      Salary      Bonus      Compensation        Options   Payouts      Other
----------------------------------------------------------------------------------------------------------------
Andrew Hromyk,
  President                    2000         0           0            0                  0        0        0

Pedro Villagran                2000         0           0            0                  0        0        0
  Garcia, President            1999         0           0            0                  0        0        0
                               1998         0           0            0                  0        0        0

         On October 7, 1999 Andrew Hromyk replaced Pedro Villagran Garcia as President of the Company and on November 9, 1999 Pedro Villagran Garcia resigned as Director of the Company.

EMPLOYMENT AGREEMENTS

         On February 6, 2001, Mr. Bahadoorsingh entered into an employment agreement with DMS to be employed as president and chief executive officer for a term of two years. Mr. Bahadoorsingh will also be appointed as president and chief executive officer of the Company. Mr. Bahadoorsingh will receive an annual salary of $90,000 for the first year and $120,000 for the second year. The agreement also contains customary terms and provisions for an agreement of this nature.

         On February 6, 2001, Mr. Syed entered into an employment agreement with DMS to be employed as chief technology officer for a term of two years. Mr. Syed will also be appointed as chief technology officer of the Company. Mr. Syed will receive an annual salary of $108,000 for the first year and $120,000 for the second year. The agreement also contains customary terms and provisions for an agreement of this nature.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CIRUS TELECOM, INC.

                                            By: /s/ ANDREW HROMYK
                                                -----------------
                                                Andrew Hromyk,
                                                President